Exhibit 33.1

NewStem Ltd.

Condensed Interim Financial Statements

As of September 30, 2023

(Unaudited)

NewStem Ltd.

Condensed Interim Financial Statements as of September 30, 2023

NewStem Ltd.

Condensed Interim Balance Sheets as of

(Unaudited)

	September 30	December 31
	2023	2022
	US$ thousands	US$ thousands
Assets

Current assets
Cash and cash equivalents	217	878
Other current assets	30	33
Total current assets	247	911

Non-current assets
Property and equipment, net	11	23

Total assets	258	934

Liabilities and shareholders’ equity

Current liabilities
Accounts payable	54	97

Non-current liabilities
Convertible financial instrument	122	121
Total liabilities	176	218

Shareholders’ equity
Ordinary shares	*	*
Additional paid-in capital	8,892	8,686
Accumulated deficit	(8,810)	(7,970)
Total shareholders’ equity	82	716

Total liabilities and shareholders’ equity	258	934

Ayelet Dilion Mashiah
CEO

Date of approval of the financial statements: November 10, 2023

* Represents an amount lower than $1 thousand.

The accompanying notes are an integral part of the condensed interim financial statements.

2

NewStem Ltd.

Condensed Interim Statements of Operations for the

(Unaudited)

		Nine-month	Nine-month
		period ended	period ended
		September 30,	September 30,
		2023	2022
		US$ thousands	US$ thousands
Revenues	5B	95	-

Cost of revenues	5B	11	-

Gross profit		84	-

Operating expenses:

Research and development expenses		770	1,917
Less – grants and participations received		-	(183)
Research and development expenses, net		770	1,734

General and administrative expenses, net		149	209

Operating loss		835	1,943

Financial expenses (income), net		5	(8)

Loss for the period		840	1,935

The accompanying notes are an integral part of the condensed interim financial statements.

3

NewStem Ltd.

Condensed Interim Statements of Changes in Shareholders’ Equity

(Unaudited)

			Additional
			paid-in	Accumulated
	Ordinary shares		capital	deficit	Total
	Number of shares	US$ thousands	US$ thousands	US$ thousands	US$ thousands
For the nine - month period ended September 30, 2023

Balance as of January 1, 2023	163,494	*	8,686	(7,970)	716

Share based compensation	-	-	206	-	206
Loss for the period	-	-	-	(840)	(840)

Balance as of September 30, 2023	163,494	*	8,892	(8,810)	82

For the nine - month period ended September 30, 2022

Balance as of January 1, 2022	158,696	*	6,734	(5,629)	1,105

Issuance of ordinary shares, net	2,647	*	800	-	800
Share based compensation	-	-	414	-	414
Loss for the period	-	-	-	(1,935)	(1,935)

Balance as of September 30, 2022	161,343	*	7,948	(7,564)	384

* Represents an amount less than $1 thousand.

The accompanying notes are an integral part of the condensed interim financial statements.

4

NewStem Ltd.

Condensed Interim Statements of Cash Flows for the

(Unaudited)

	Nine-month	Nine-month
	period ended	period ended
	September 30,	September 30,
	2023	2022
	US$ thousands	US$ thousands
Cash flows from operating activities

Loss for the period	(840)	(1,935)

Adjustments required to reconcile loss for the period to net cash used in operating activities:

Depreciation	12	14
Revaluation of convertible financial instrument	1	(22)
Share based compensation	206	1,185
Decrease (increase) in other current assets	3	(1)
Decrease in accounts payable	(43)	(40)
Decrease in other liabilities	-	(83)

Net cash used in operating activities	(661)	(882)

Cash flows from financing activities

Proceeds from issuance of ordinary shares, net	-	800

Net cash provided by financing activities	-	800

Net decrease in cash and cash equivalents	(661)	(82)

Cash and cash equivalents at the beginning of the period	878	601

Cash and cash equivalents at the end of the period	217	519

The accompanying notes are an integral part of the condensed interim financial statements.

5

NewStem Ltd.

Notes to the Condensed Interim Financial Statements as of September 30, 2023

Note 1 - General

A.	NewStem Ltd. (“the Company”) was incorporated in September 2016 under the laws of the State of Israel and commenced its business operations in July 2018.

B.	The Company is a development stage company utilizing its pioneering intellectual property related to haploid human embryonic stem cells for the development of personalized diagnostics and therapeutics for genetic and epigenetic diseases.

C.	Since inception, the Company has accumulated losses of US$8,810 thousand. As of September 30, 2023, the Company’s cash and cash equivalents balance is US$217 thousand, and the net cash used in operating activities during the nine-month period ended September 30, 2023, is US$661 thousand.

The Company will need to obtain additional funds to continue its operations over the next 12 months. Management’s plans with regard to these matters include continued development, marketing and licensing of its products, as well as seeking additional financing arrangements. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient cash from sales, licensing or financing on terms acceptable to the Company. See also Note 5A regarding the Convertible Loan Agreement which was not executed. The Company’s management has adopted a cost reduction plan in order to adjust future operation expenses to its cash balance. On October 23, 2023, the board of directors of the Company unanimously resolved, due to the financial status of the Company, to hold a hearing for all Company’s employees to be followed by a dismissal notice, which will occur on or around December 31, 2023.

The above-mentioned events incur significant difficulties to continue to operate the Company’s business and there is a substantial doubt about its ability to continue as a going concern during the look-forward period. The condensed interim financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

D.	Definitions

In these financial statements –

1.	The Company – NewStem Ltd.
2.	Related Party – Within its meaning in ASC 850, “Related Party Transactions”.

Note 2 - Basis of Presentation

The accompanying condensed interim balance sheet as of September 30, 2023, and the condensed interim statements of operations, changes in shareholders’ equity and cash flows for the nine-month period ended September 30, 2023, are unaudited. These unaudited condensed interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America.

The unaudited condensed interim financial statements contain all adjustments which, in the opinion of management, are necessary to present fairly, the financial information included therein. It is suggested that these condensed interim financial statements be read in conjunction with the audited financial statements and accompanying notes included in the Company’s report for the year ended December 31, 2022. Results for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

6

NewStem Ltd.

Notes to the Condensed Interim Financial Statements as of September 30, 2023

Note 2 - Basis of Presentation (cont’d)

The accounting principles used in the preparation of the interim statements are consistent with those used in the preparation of the financial statements of the Company as of December 31, 2022, except the application for the first time of ASC 606 Revenue from Contracts with Customers, as stated in note 5B.

Note 3 - Related Parties

The Company engaged with its shareholders to receive consulting services and lab renting.

In addition, the Company is required to pay a shareholder sublicense fees at a rate of up to 12% of sublicense.

A.	Transactions

	Nine-month	Nine-month
	period ended	period ended
	September 30,	September 30,
	2023	2022
	US$ thousands	US$ thousands
Cost of revenues	11	-

Research and development expenses	173	267

B.	Balances

	September 30,	September 30,
	2023	2022
	US$ thousands	US$ thousands
Other current assets	13	24

Accounts payable	11	-

Note 4 - Convertible Financial Instrument

In November 2021, the Company signed a Simple Agreement for Future Equity (“SAFE”) with an investor in the amount of 100 thousand Great British Pound (“GBP”) (approximately US$134 thousands).

The convertible financial instrument is presented at fair value. The convertible financial instrument is considered a Level 3 fair value measurement.

The changes in the liability measured at fair value for which the Company has used Level 3 inputs to determine fair value are as follows:

	2023	2022
	US$ thousands	US$ thousands
Balance as of January 1,	121	134
Change in fair value	1	(22)

Balance as of September 30,	122	112

7

NewStem Ltd.

Notes to the Condensed Interim Financial Statements as of September 30, 2023

Note 5 - Events during the period

A.	Convertible Loan Agreement

On March 20, 2023, the Company signed a Convertible Loan Agreement (“the Loan” or “the Agreement”) with a related party in the amount of US$200 thousands which bear simple interest at the rate of 12.5% per annum, paid in kind. At the end of a period of 24 months after the date on which the loan funds are provided or in M&A Event, the Loan together with the accrued interest (“Outstanding Amount”) shall convert into shares of the Company’s then most senior class of shares at the price per share paid by the investors in the last financing.

If the Company obtains financing at an earlier date, then the Outstanding Amount shall convert into shares of the Company’s most senior class as shall be issued in such financing transaction, at a price per share equal to 75% of the lowest price per share paid by the investors participating in the financing.

In an event of liquidation only (as defined in the Agreement), the interest rate shall increase to 20% per annum.

As of the date of the approval of the condensed interim financial statements, the lender didn’t transfer the Loan amount and as such the Agreement was not executed.

B.	Sub-License Agreement

On December 23, 2022, The Company signed a Sub-License Agreement (the “Agreement”), which entered into effect in January 2023, for a sub-license of the Company’s intellectual property related to Fragile X Syndrome (“IP”).

In consideration for the grant of each period of the sub-license, the Company will be entitled to license fees of a lump sum of US$95 thousands for years 1-5 (“First License Period”), US$50 thousand per year for years 6-7, US$100 thousand per year for year 8 and onwards. The Company is also entitled for reimbursement of patent costs that were incurred in the past relating the intellectual property, of approximately $24 thousand and will entitled for reimbursement of future patent costs. These reimbursements will be accounted for as reduction of General and administrative expenses.

In addition, the Company will be entitled to royalties upon future sales of products that are based on the Company’s licensed intellectual property at a rate of 3.5% of the net sales or 50% of sales-based sub-license income, sublicense fees at a rate of up to 13.2% - 22.0% of sublicense consideration, subject to certain terms, as outlined in the Agreement. Moreover, the Company is entitled to certain future milestones payments, partly based on sales and partly based on reaching Phase III clinical trials. The Company also received a right to receive a fee equal to 0.5% of the customer’s exit consideration (“Exit Fee”), which will be received upon an exit event of the customer, as defined in the Agreement. Based on the estimated date of the customer’s exit event and the discount rate used to calculate the current value of the Exit Fee, the fair value of the Exit Fee as of the inception date of the Agreement was considered to be immaterial. Subsequent changes in the fair value of the Exit Fee will be recorded as financial income. As of September 30, 2023, the fair value of the Exit Fee was considered to be immaterial.

In addition, according to this Agreement, it was acknowledged that the Company received US$200 thousand to support certain research activities (performed and accounted for during 2022) and will acquire certain services from the customer for US$100 thousand to evaluate the toxicity of potential drugs candidates.

The Company views granting of licenses and sublicenses as outputs of its ordinary business activities, and recipients of such licenses as customers. Thus, the Company considered this Agreement to be in the scope of ASC 606 Revenue from Contracts with Customers (“ASC 606”). The Company determined that the customer has received rights of use of the IP, which are functional in nature, since the Company will not perform any activities to change functionality of the IP during the terms of the sub-license. As prescribed by ASC 606, revenue from right to use IP is recognized at a point in time, when the customer receives access to the IP. The Company did not identify a promise to provide future services in the Agreement, and hence the rights to use the IP are the only performance obligations in the Agreement.

8

NewStem Ltd.

Notes to the Condensed Interim Financial Statements as of September 30, 2023

Note 5 - Events during the period (cont’d)

B.	Sub-License Agreement (cont’d)

Therefore, the Company recognized revenues of $95 thousand in the nine-month period ending September 30, 2023, for the First License Period. Sales-based royalties and milestone payments dependent of future sales will be recognized upon the occurrence of applicable future sales, under the royalty exception. Other milestone payments are currently fully constrained under the variable consideration guidance.

Note 6 - Subsequent events

“Iron Swords” war

Following the brutal attacks on Israel, the mobilization of army reserves, and the Government declaring a state of war (“Iron Swords” war) in October 2023, there was a decrease in Israel’s economic and business activity. The security situation has led, inter alia, to a disruption in the chain of supply and production, a decrease in the volume of national transportation, a shortage in manpower as well as a decrease in the value of financial assets and a rise in the exchange rate of foreign currencies in relation to the shekel.

As a result of the movement and work restrictions, the Company began operating on a limited scale, and most of the employees were instructed to work from home. In addition, the situation has brought further difficulties in management’s efforts to seek additional financing arrangements.

9